1-10579

EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459


02050083

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

August 2, 2002

Compañía de Telecomunicaciones de Chile S.A.

(Exact name of registrant as specified in its charter)

Telecommunications Company of Chile

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(562) 691-2020
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes ___ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) _N/A_

COMPAÑÍA DE TELECOMMUNICACIONES DE CHILE S.A.

TABLE OF CONTENTS

Item 1

Telefónica

CTC CHILE

News Release
FOR IMMEDIATE RELEASE
For more Information Contact:

Gisela Escobar - Verónica Gaete
M.José Rodríguez – Florencia Acosta
Telefónica CTC Chile
Tel.: 562-691-3867
Fax: 562-691-2392
E-mail:
gescoba@ctc.cl, vgaete@ctc.cl
mjrodri@ctc.cl, macosta@ctc.cl

Richard Huber – Mariana Crespo
Thomson Financial
Tel:212-807-5026

E-mail:
richard.huber@tfn.com
mariana.crespo@tfn.com

TELEFONICA CTC CHILE ANNOUNCES END OF LABOR STRIKE

(Santiago, Chile – July 29, 2002) Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefónica CTC Chile" or the "Company") announces that on Monday, July 29, 2002, the legal labor strike that had been ongoing since July 1, 2002, came to an end.

Within the process of the Company's collective labor negotiations, a total of 3,445 employees of Telefónica CTC Chile went on strike. These unions ended the strike on July 29, by invoking Article 369 of the Chilean Labor Law. This Article allows the employees to freeze the conditions of the previous labor contracts for a period of 18 months.

Furthermore, the employees who implemented the 28-day strike will not receive the salaries corresponding to the days of the strike, and will not receive the end-of-negotiation bonus that was paid to each employee who reached an agreement with the Company (the employees that did not implement a strike received a bonus that amounted to Ch$1.3 million (approximately US$1,850) for 2-year contracts).

During the strike, the Company suffered certain acts of sabotage on its network, some of which have been repaired and the rest of which it expects to repair in the short term. Nonetheless, as of the end of the strike, approximately 1% of the Company's total lines in service are still affected by this situation. The Company has not yet quantified any other costs related to the strike.

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, value-added services and information systems services and operates a nationwide cellular network.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the year 2002. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control.

#######

Item 2


CTC CHILE

News Release
FOR IMMEDIATE RELEASE
For more Information Contact:

Gisela Escobar - Verónica Gaete
María José Rodríguez – Florencia Acosta
Telefónica CTC Chile
Tel.: 562-691-3867
Fax: 562-691-2392

E-mail:
gescoba@ctc.cl, vgaete@ctc.cl
mjrodri@ctc.cl, macosta@ctc.cl

Richard Huber /Mariana Crespo
Thomson Financial/Corporate Group
212-807-5026 / 212-807-5014

E-mail:
richard.huber@tfn.com
mariana.crespo@tfn.com

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. ANNOUNCES RESULTS FOR SECOND QUARTER 2002

- **Telefónica CTC Chile registered a net loss of Ch$902 million (US$1.3 million) in 2Q02 and an accumulated net income of Ch$1,335 million (US$1.9 million) in the first half of 2002**
- **EBITDA amounted to Ch$95,563 million (US$138.9 million) in 2Q02 and amounted to Ch$192,476 million (US$279.7 million) in the first half of 2002**
- **EBITDA margin reached 45.2% in 2Q02 and 45.8% in first half of 2002**

(Santiago, Chile – July 26, 2002) Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefónica CTC Chile" or the "Company") announced today its quarterly unaudited financial results, stated in Chilean GAAP (in constant Chilean pesos as of June 30, 2002) for the second quarter ended June 30, 2002. U.S. dollar equivalent information is based on the Observed Exchange Rate (as defined by the Chilean Central Bank) for June 30, 2002, which was Ch$ 688.05 = US$1.00.

The following information is presented in accordance with Chilean GAAP. This information will be publicly available through the Chilean *Superintendencia de Valores y Seguros* ("SVS"). Results in US GAAP will be submitted at a later time by the Company in Form 6-K to the Securities and Exchange Commission of the United States of America. This press release and the Company's reports in Form 6-K will be publicly available at the Securities and Exchange Commission, as well as at the Company's website, www.telefonicadechile.cl.

Highlights for the second quarter of 2002 (2Q02) as compared to the second quarter of 2001 (2Q01):

- The Company registered a **net loss** of Ch$902 million (US$1.3 million) in the 2Q02. This result compares positively to the net loss of Ch$10,055 million (US$142.6 million) recorded in 2Q01. For the first half of,2002, the Company registered net income of Ch$1,335 million (US$1.9 million).
- Telefónica CTC Chile' s **revenues** decreased by 7.6% in 2Q02 as compared to 2Q01, amounting to Ch$209,966 million (US$305.2 million), mainly impacted by a 30.6% decrease in the subsidiary Sonda's revenues, as well as the new agreement with Publiguías effective since 3Q01. Excluding these, revenues in 2Q02 grow 0.8% as compared to 2Q01. Regarding the Company's core businesses, other impacts on revenues are: (i) a 13.6% decrease in fixed telephony revenues (a 4.9% fall excluding Publiguías), and (ii) a 6.8% decrease in domestic and international long distance revenues. The above was partially offset by: (i) an 11.5% increase in revenues from mobile services, and (ii) a 19.0% increase in revenues from corporate customers communications services. In the 1H02, revenues fell by 4.6% (increased 0.3% without Sonda and Publiguías' effect), to Ch$420,330 million (US$610.9 million) compared to same period in the previous year.
- **Operating costs and expenses** decreased by 5.6% in 2Q02 as compared to 2Q01, amounting to Ch$178,844 million (US$259.9 million), mainly due to: (i) a 16.8% decrease in salaries as a consequence of a reduction in personnel resulting from the workforce rationalization program implemented last year, and (ii) a 15.4% decrease in other operating costs, mainly as a result of lower mobile subscriber acquisition costs and general cost savings generated by the Company's cost control policy. In the first half of 2002, operating cost and expenses fell 7.2% as compared to 1H01, to Ch$356,140 million (US$517.6 million)
- As a result of the above, **EBITDA**[1] in 2Q02 decreased by 3.8% to Ch$95,563 million (US$138.9 million), compared to Ch$99,348 million (US$144.4 million) recorded in 2Q01. In 1S02, EBITDA increased by 6.3% to Ch$95,563 million (US$138.9 million) with regards to the same period in 2001.
- **EBITDA margin**[2] in the 2Q02 was 45.5%, compared to 43.7% recorded in the 2Q01. In 1H02 EBITDA margin was 45.8%.
- The Company recorded an **operating income** in the amount of Ch$31,122 million (US$45.2 million) in 2Q02, compared to an operating income of Ch$37,726 million (US$54.8 million) recorded in 2Q01, which represents a decrease of 17.5%. In 1H02, the Company registered an operating income of Ch$64,190 million (US$93.3 million), which represents a 12.6% increase compared to 1H01
- 2Q02 **net loss per ADR** amounted to US$0.01, compared to a net loss per ADR of US$ 0.06 in the 2Q01. In the first half of 2002, earnings per ADR amounted to US$0.01.
- **Capital expenditures** for Telefónica CTC Chile and its consolidated subsidiaries amounted to US$38 million in the 2Q02, reaching a total of US$65 million in the first six months of 2002.

Detailed comparison between 2Q02 and 2Q01:

[1] EBITDA = operating income + depreciation
[2] EBITDA margin = (operating income + depreciation) / total operating revenues.

FIXED TELEPHONY: Revenues from fixed telephony services include Primary Service[3], Installations and Connections[3], Value-added Services, Equipment Marketing, Directory Advertising and Dedicated Lines. Fixed telephony revenues, which represented 45.3% of total operating revenues in the 2Q02, decreased by 13.6% to Ch$95,897 million (US$139.4 million) as compared to 2Q01.

Lines per employee (excluding employees of Telefónica CTC Chile's subsidiaries) increased by 1.5% from 841 at June 30, 2001 to 854 at June 30, 2002.

Primary service revenues, which include the fixed monthly charge, variable charge, access charges and other services provided to long distance carriers, decreased by 6.3% in 2Q02 as compared to 2Q01 to Ch$80,517 million (US$117.0 million). This decrease is mainly attributable to: (i) a 1% additional tariff decrease applied in May 2001 and May 2002 in variable and fixed charges, pursuant to the Tariff Decree, (ii) increased sales of new flat fee products, (iii) the change in total traffic composition between local tranche (fixed-mobile and fixed-Internet calls) and Measured Local Service (fixed-fixed calls), and (iv) the 5.7% decrease in revenues from long distance access charges derived from decreases in DLD and outgoing ILD market traffic. This was partially offset by a 0.6% growth in the average lines in service and the almost unchanged traffic per line evolution in 2Q02 vs. 2Q01.

Line installation and connection revenues increased by 20.7% in 2Q02 to Ch$3,213 million (US$4.7 million) as compared to the 2Q01, mainly as a result of higher revenues from public network connections and other installations, which include number transfer and information services, among others. This was partially offset by lower revenues from Interior Installations.

Revenues from **equipment marketing** decreased by 3.8% in 2Q02 to Ch$7,800 million (US$11.3 million) as compared to the 2Q01, mainly attributable to a decrease in revenues from rental of telephone equipment. Revenues from equipment marketing include the sale and leasing of telecommunications equipment to residential customers.

Revenues from **directory advertising** decreased 97.4% in 2Q02 as compared to 2Q01, as a consequence of the new agreement with Publiguias effective since 3Q01, as well as the seasonal recognition in 2Q01 of the revenues from the distribution of the Yellow Pages directory in the Metropolitan Region. According to the new agreement, Telefonica CTC Chile receives a percentage of the revenues generated by Publiguias through its sales of advertising in the Yellow and White Pages Directories, in exchange for the provision of billing and collection services for these sales. The annual revenues for the Company associated to the new agreement are expected to be lower than those associated with the agreement previously in place.

LONG DISTANCE: Long distance revenues include revenues from domestic and international long distance multicarrier traffic generated on fixed lines as well as revenues from the rental of the long distance network to other telecom operators. Total long distance revenues, which accounted for 8.5% of total operating revenues in 2Q02, decreased by 6.8% as compared to the 2Q01, to Ch$17,763 million (US$25.8 million). This decrease was mainly due to: (i) lower revenues from domestic long distance services ("DLD") due to the 7.6% decrease in DLD traffic carried by 188 Telefónica Mundo and Globus in 2Q02 as compared to 2Q01, mainly as a result of the slow economic recovery and the substitution effect of mobile, and (ii) lower revenues from international long distance services ("ILD") as a consequence of a 1.3% decrease in

[3] Services subject to tariff regulation which tariffs were set by the Tariff Decree as of May 5, 1999.

outgoing ILD traffic in 2Q02 as compared to 2Q01 and a lower average price per outgoing minute caused by higher competition. The above was partially offset by an 11.0% increase in revenues from the rental of the long distance network to other telecom operators in 2Q02 in comparison with 2Q01.

MOBILE COMMUNICATIONS: Mobile communications revenues include revenues from outgoing cellular traffic and interconnection revenues from Calling Party Pays, as well as revenues from mobile equipment sales. Total revenues from mobile communications, which accounted for 23.1% of total operating revenues in the 2Q02, increased by 11.5% as compared to the 2Q01, to Ch$48,567 million (US$70,6 million). This increase is mainly a result of a 23.9% increase in average cellular subscribers, partially offset by a decrease in the average monthly revenue per user ("ARPU"), due to an increase in the proportion of prepaid customers in Telefónica Móvil's subscriber base. Prepaid customers represented a 75.4% of total average cellular subscribers in the 2Q02, as compared to 73.4% in the 2Q01. As of June 30, 2002, Telefónica Móvil had 1,710,326 customers.

CORPORATE CUSTOMER COMMUNICATIONS: Corporate customer communications include revenues from (i) telecommunications equipment, which refers to voice equipment (fax, PABX, etc.); (ii) complementary telephone services, such as 600, 700 and 800 numbers; (iii) data services, including ATM, Frame Relay, data equipment and services related to the IP network, and (iv) dedicated links and others, including videoconference, Datared, E1 Links and VSAT, ISP Empresas revenues, services such as housing and hosting and consulting services to corporate customers.

Revenues from corporate customer communications increased by 19.0% to Ch$20,264 million (US$29.4 million) in 2Q02 as compared to 2Q01. The contribution of corporate customer communications revenues to total operating revenues increased from 7.5% in 2Q01 to 9.6% in 2Q02. This increase was mainly due to increased revenues related to the IP network (Intranet, Extranet services) and to the development of new value-added services such as housing and hosting. Data links grew at rates of 5%, 39%, 117% and 26% for Frame Relay, ATM, dedicated IP network customers and switched IP network customers, respectively in 2Q02 as compared to 2Q01.

OTHER BUSINESSES: These revenues include public telephone and information systems services (Sonda) revenues, as well as revenues generated by the operation of the new subsidiary Telemergencia, among others. They represented 13.1% of total operating revenues in 2Q02 and decreased by 24.8% over the 2Q01.

Public telephone revenues decreased by 31.3% in 2Q02 to Ch$3,009 million (US$4.4 million) as compared to the 2Q01, mainly as a result of lower average revenue per public telephone due to mobile traffic substitution.

Information systems services (Sonda) revenues amounted to Ch$19,580 million (US$28.5 million) in 2Q02, a 30.6% decrease as compared to 2Q01, mainly as a result of lower revenues from Sonda's foreign subsidiaries. This was partially offset by higher revenues derived from the incorporation of Tecnopolis S.A. to the consolidated revenues of Sonda as of December 2001.

Other businesses revenues amounted to Ch$4,885 million (US$7.1 million) in 2Q02, which represents a 23.0% increase as compared to 2Q01. These revenues include network services and revenues from the Telemergencia' subsidiary, among others.

OPERATING COSTS AND EXPENSES: Total operating costs and expenses decreased by 5.6% in 2Q02 to Ch$178,844 million (US$259.96 million), as compared to 2Q01.

Salaries decreased by 16.8% in 2Q02 to Ch$22,108 million (US$32.1 million) as compared to 2Q01, principally due to cost savings related to the personnel reduction process which occurred in June 2001.

Other operating costs and expenses decreased by 15.4% in 2Q02 to Ch$59,246 million (US$86.1 million) as compared to 2Q01, mainly as a consequence of lower mobile subscriber acquisition costs (SAC), lower uncollectable expenses and savings obtained through the cost reduction policy which has been implemented by the Company.

Administrative and selling expenses increased by 5.7% to Ch$33,049 million (US$48.0 million), mainly due to higher expenses as a consequence of information system services with third parties. This was mainly offset by lower advertising and promotion expenses, lower sales commissions and lower collection expenses.

In 2Q02, **EBITDA** decreased by 3.8% to Ch$95,563 million (US$138.9 million), as compared to Ch$99,348 million (US$144.4 million) recorded in 2Q01. The EBITDA margin showed an improvement as compared to 2Q01, reaching 45.5% in 2Q02 as compared to 43.7%.

Depreciation expense increased 4.6% to Ch$64,441 million (US$93.7 million) in 2Q02 as compared to the 2Q01, mainly as a result of an increase in the Company's assets in service.

OPERATING INCOME reached Ch$31,122 million (US$45.2 million) in the 2Q02 as compared to Ch$37,726 million (US$54.8 million) recorded in 2Q01. The operating margin amounted to 14.8% in 2Q02 as compared to a 16.6% operating margin registered in 2Q01.

NON-OPERATING INCOME (LOSS): Telefónica CTC Chile recorded a 38.0% decrease in its non-operating losses, amounting to Ch$25,671 million (US$37.3 million) in the 2Q02, as compared to a loss of Ch$41,414 million (US$60.2 million) in the 2Q01. The lower non-operating losses in 2Q02 are primarily the result of:

(i) a 15.8% reduction in interest expenses as a result of a 20.8% reduction in average interest-bearing debt in 2Q02 as compared to 2Q01, as well as the improvement in certain financial conditions of some outstanding loans and the fall in market interest rates; (ii) a 73.7% decrease in other non-operating expenses in 2Q02 as compared to 2Q01, as a consequence of higher expenses in the previous year associated with personnel restructuring, which generated an extraordinary charge of Ch$15,316 million (US$22.3 million) in 2Q01. Additionally, this item includes an extraordinary charge of Ch$3,866 million (US$5.6 million) in 2Q02 for lower market value of the investment in Terra Lycos shares as compared to the loss of Ch$3,144 million (US$4.6 million) registered in 2Q01, and (iii) a 22.5% decrease in interest income as a result of lower available funds which were used to decrease the Company's interest-bearing debt, as well as lower domestic and international market interest rates.

The above was partially offset by a monetary correction loss of Ch$1,540 million (US$2.2 million) recorded in 2Q02 as compared to a positive monetary correction of Ch$3,784 million (US$5.5 million) recorded in 2Q01. The loss in 2Q02 was mainly due to the cost of foreign exchange hedging instruments acquired during the quarter.

INCOME TAXES: In 2Q02, Telefónica CTC Chile recorded a total income tax charge in the amount of Ch$5,992 million (US$8.7 million) composed of a Ch$3,589 million (US$5.2 million) current income tax and a Ch$2,403 million (US$3.5 million) charge for deferred taxes of the period as well as amortization of deferred taxes of previous periods.

NET LOSS reached Ch$902 million (US$1.3 million) in 2Q02, as compared to a loss of Ch$10,055 million (US$14.6 million) recorded in 2Q01.

ADDITIONAL INFORMATION

Collective bargaining process

In June 2002, Telefónica CTC Chile carried out a collective bargaining process to renew the collective labor contracts in effect from June 1998.

On July 1, 2002, a group of 3,445 employees, represented by one group of 11 labor unions, went on strike. To date, the personnel situation is as follows:

	CTC S.A.	**LD**	**Mobile**	**Total**	**Percentage o/Total**
PERSONNEL					
On strike	3,280	0	165	3,445	62%
Not on strike + Management	1,078	322	715	2,115	38%
Total	**4,358**	**322**	**880**	**5,560**	**100%**

The main issues of negotiation are:

- To adjust severance indemnities to market conditions.
- To apply differentiated salary readjustments on a case-by-case basis, and in-line with market conditions.
- To apply variable annual bonus payments based on results.
- Simplification and modernization of current collective agreements.

Telefónica Móvil will be assigned 20 MHz in the 1900 MHz frequency (PCS)

In a bidding proccess, on July 18, 2002, Telefónica Móvil -subsidiary of Telefónica CTC Chile- presented the best bid for the assignment of two of the three nationwide bands of mobile spectrum of 10 MHz each in the 1900 MHz frecuency (PCS). The cost to be paid for these two licenses is UF544,521 (approx. US$12.8 million).

The investment associated to this project will be approximately of US$150 million in the period 2002-2004 in GSM technology and will offer the opportunity to satisfy demand and to offer new services. Additionally, GSM technology offers higher opportunities for future development.

Approval of a new Prepaid Service for fixed telephony customers

On May 24, 2002, Telefónica CTC Chile was notified by the Undersecretary of Telecommunications that a new service was approved allowing the Company to extend the prepaid mode to fixed telephony residential customers in lower income segments and without non-payment problems.

Among the benefits that this service provides is that payment is collected in advance, eliminating bad debt risk. Also, that the Company can utilize the vacant network capacity in lower income segments.

Information by Business Area 2Q02

Business Area	*EBITDA (Ch$ mn)*	*EBITDA Margin*	*Net Result (Ch$mn)*
Fixed telephony	53,430	51%	(9,408)
Long distance	11,509	49%	4,131
Mobile	16,266	33%	1,664
Telefónica Empresas (incl. Data)	6,934	n.a.	3,437
Others	n.a.	n.a.	(726)
Consolidated	**95,483**	**45%**	**(902)**

WE INVITE YOU TO VISIT TELEFONICA CTC CHILE'S NEW INVESTOR RELATIONS WEBSITE AT: WWW.TELEFONICADECHILE.CL / INVESTOR RELATIONS

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, value-added services and information systems services and operates a nationwide cellular network.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the quarter. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control.

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QUARTERLY CONSOLIDATED STATEMENTS OF INCOME (CHGAAP)

(Ch$ millions as of June 30, 2002)

	JAN-JUN	1Q	2Q	3Q	4Q	JAN-JUN	1Q	2Q	VARIATION	
	2001	2001	2001	2001	2001	2002	2002	2002	IIT02/IIT01	jun02/jun01
OPERATING REVENUES										
FIXED TELEPHONY	**213,430**	**102,444**	**110,986**	**102,829**	**104,169**	**190,513**	**94,616**	**95,897**	**-13.6%**	**-10.7%**
Primary Service	**171,025**	**85,058**	**85,967**	**81,397**	**87,563**	**158,449**	**77,932**	**80,517**	**-6.3%**	**-7.4%**
Telephone Line Serv.Fee (Fixed Monthly Charge)*	81,251	41,272	39,979	38,344	40,676	77,128	38,639	38,489	-3.7%	-5.1%
*Variable Charge**	81,842	39,823	42,018	39,255	42,465	73,557	35,386	38,171	-9.2%	-10.1%
Others										
Access charges*	6,708	3,316	3,393	3,100	3,492	6,188	2,989	3,199	-5.7%	-7.8%
- Domestic Long Distance	4,502	2,226	2,276	2,101	2,397	4,460	2,180	2,280	0.2%	-0.9%
- International Long Distance	2,206	1,089	1,117	999	1,095	1,728	809	919	-17.7%	-21.7%
Interconnection to LD Carriers*	271	159	111	17	261	265	218	47	-57.9%	-2.1%
Other services to LD Carriers*	953	488	466	682	669	1,311	699	612	31.5%	37.5%
Installations and connections	**6,310**	**3,649**	**2,661**	**4,768**	**2,133**	**6,986**	**3,773**	**3,213**	**20.7%**	**10.7%**
Public Network Connections*	1,047	502	545	627	900	1,411	682	729	33.8%	34.7%
Interior Installations	277	93	184	143	95	529	388	141	-23.2%	91.0%
Other Installations*	4,986	3,054	1,932	3,999	1,138	5,046	2,704	2,342	21.2%	1.2%
Value Added Services	**6,563**	**3,464**	**3,100**	**3,644**	**4,118**	**6,826**	**3,356**	**3,470**	**12.0%**	**4.0%**
Equipment Marketing	**15,957**	**7,851**	**8,106**	**8,090**	**8,410**	**15,947**	**8,147**	**7,800**	**-3.8%**	**-0.1%**
Directory Advertising	**12,129**	**1,691**	**10,438**	**4,299**	**1,279**	**1,111**	**835**	**276**	**-97.4%**	**-90.8%**
Dedicated Lines	**1,445**	**731**	**714**	**631**	**664**	**1,194**	**573**	**621**	**-13.0%**	**-17.4%**
LONG DISTANCE	**37,764**	**18,703**	**19,061**	**20,295**	**21,934**	**36,164**	**18,401**	**17,763**	**-6.8%**	**-4.2%**
Domestic Long Distance	16,961	8,073	8,888	9,041	9,176	16,138	8,264	7,874	-11.4%	-4.9%
International Service	14,691	7,261	7,430	7,419	8,254	13,894	7,048	6,846	-7.9%	-5.4%
Rental of LD Network	6,112	3,369	2,743	3,834	4,505	6,132	3,088	3,044	11.0%	0.3%
MOBILE COMMUNICATIONS	**88,389**	**44,841**	**43,547**	**41,448**	**50,045**	**96,494**	**47,927**	**48,567**	**11.5%**	**9.2%**
Outgoing Traffic	50,332	24,488	25,844	22,008	28,216	55,996	26,829	29,167	12.9%	11.3%
Interconnection under Calling Party Pays*	38,057	20,353	17,704	19,440	21,828	40,498	21,098	19,400	9.6%	6.4%
CORPORATE CUSTOMERS COMMUNICATIONS	**32,432**	**15,401**	**17,031**	**16,506**	**21,711**	**38,777**	**18,513**	**20,264**	**19.0%**	**19.6%**
Equipment	9,390	4,364	5,026	4,558	5,175	10,429	4,905	5,524	9.9%	11.1%
Complementary Services	3,098	1,498	1,600	1,943	2,841	5,304	2,585	2,719	69.9%	71.2%
Data services	6,399	2,508	3,891	6,706	7,850	8,132	3,766	4,366	12.2%	27.1%
Dedicated links and others	13,545	7,031	6,514	3,299	5,845	14,912	7,257	7,655	17.5%	10.1%
OTHER BUSINESSES	**68,705**	**32,155**	**36,550**	**30,175**	**48,766**	**58,382**	**30,907**	**27,475**	**-24.8%**	**-15.0%**
Public Telephones*	9,012	4,634	4,378	2,877	3,793	6,313	3,304	3,009	-31.3%	-29.9%
Information System Services (Sonda)	53,622	25,423	28,199	24,332	38,721	43,022	23,442	19,580	-30.6%	-19.8%
Other Operating Revenues	6,071	2,098	3,973	2,966	6,252	9,047	4,162	4,885	23.0%	49.0%
TOTAL OPERATING REVENUES	**440,720**	**213,544**	**227,175**	**211,253**	**246,624**	**420,330**	**210,364**	**209,966**	**-7.6%**	**-4.6%**

*: Correspond to tariff regulated services

CONSOLIDATED BALANCE SHEET (CHGAAP)
(Figures in thousands of Ch$ as of June 30, 2002)

ASSETS	2002 Ch$	2001 Ch$
CURRENT ASSETS		
Cash and banks	13,841,008	15,168,570
Time deposits	13,237,211	121,728,390
Marketable securities	70,231,494	43,332,402
Trade receivables	156,320,859	138,291,166
Notes receivable	7,754,485	6,362,951
Sundry debtors	26,492,972	41,541,765
Due from related companies	19,153,609	10,997,125
Inventories	24,540,906	30,633,479
Refundable taxes	17,161,577	41,200,010
Prepaid expenses	9,663,704	10,186,755
Deferred taxes	51,420,602	49,596,231
Other current assets	221,567,177	190,671,132
Total current assets	**631,385,604**	**699,709,976**
FIXED ASSETS		
Land	28,796,916	28,409,718
Construction and infrastructure works	193,179,211	193,746,609
Machinery and equipment	3,177,412,623	3,120,584,559
Other fixed assets	426,973,494	439,450,477
Technical revaluation	8,917,522	8,917,547
Less: accumulated depreciation	1,850,889,935	1,706,394,456
Fixed assets-net	**1,984,389,831**	**2,084,714,454**
OTHER ASSETS		
Investments in related companies	13,698,995	12,954,758
Investments in other companies	698,658	679,976
Goodwill	196,823,426	209,471,222
Less: Negative goodwill	70,420	24,341
Long-term debtors	34,975,306	38,875,330
Intangibles	3,432,618	-
Amortization (less)	734,625	-
Other long-term assets	46,840,958	47,255,376
Total other assets	**295,664,916**	**309,212,321**
TOTAL ASSETS	**2,911,440,351**	**3,093,636,751**

LIABILITIES	2002 Ch$	2001 Ch$
CURRENT LIABILITIES		
Banks and financial institutions - short-term	34,246,451	21,785,245
Banks and financial institutions - current maturities	168,119,055	174,392,252
Debentures	41,211,853	40,130,376
Current maturities of other long-term liabilities	508,773	3,315,403
Dividends payable	204,540	245,491
Accounts payable	157,555,220	151,575,423
Notes payable	914,476	627,646
Sundry creditors	12,383,324	7,100,013
Due to related companies	16,478,030	51,495,777
Provisions	10,221,890	11,477,302
Withholdings	12,396,245	17,505,115
Unearned income	3,320,550	4,462,758
Other current liabilities	14,544,327	2,640,170
Total current liabilities	**472,104,734**	**486,752,971**
LONG-TERM LIABILITIES		
Banks and financial institutions	455,347,370	668,315,392
Debentures	561,983,452	551,672,289
Due to related companies	22,896,725	7,394,317
Sundry creditors	6,032,242	22,648,772
Provisions	21,739,684	18,787,476
Deferred Taxes	48,719,879	33,938,836
Other long-term liabilities	10,982,310	21,000,883
Total long term liabilities	**1,127,701,662**	**1,323,757,965**
MINORITY INTEREST	**36,627,751**	**37,746,211**
EQUITY		
Paid-in capital	715,017,592	708,677,536
Reserve	4,290,106	10,630,162
Share premium	111,844,107	111,844,107
Other reserves	1,569,486	843,315
Retained earnings:	442,284,913	413,384,484
Prior years	440,949,768	438,421,696
(Losses) Income for the period	1,335,145	(25,029,191)
Less: deficit from development stage ente	-	8,021
Total equity	**1,275,006,204**	**1,245,379,604**
TOTAL LIABILITIES AND EQUITY	**2,911,440,351**	**3,093,636,751**

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS PERIODS ENDED AS OF JUNE 30, 2001 AND 2002
Figures in Thousands of Constant Ch$ as of June 30, 2002

	2002	2001
NET CASH PROVIDED BY USING IN OPERATING ACTIVITIES	**119,555,795**	**89,059,683**
Net income (Gain/Losses)	**1,335,145**	**(25,029,191)**
Result in sales of assets	**(1,999,126)**	**(5,736)**
(Gain) Loss in sale of fixed assets	310,328	(5,736)
Gain in sales of investments	1,743,721	-
Loss in sale of investments	(565,733)	-
Charges (credits) to income not affecting cash flows:	**160,522,528**	**152,110,728**
Depreciation	128,975,203	125,277,909
Write-off and provisions	10,783,423	11,482,171
Equity earnings from related companies	113,055	140,597
Equity losses from related companies	393,425	691,580
Amotization of goodwill	7,669,917	7,557,908
Amortization of negative goodwill	-	1,650
Price-level restatement (net)	3,561,433	(2,327,266)
Gain (loss) on foreign currency transactions	1,960,587	(327,832)
Other credits not affecting cash flows	18,107,481	11,507,330
Other charges not affecting cash flows	25,399,076	21,405,835
Decrease (increase) in current assets:	**7,284,530**	**(3,740,166)**
(Increase) Decrease in trade receivables	3,740,938	(5,469,913)
(Increase) Decrease in inventories	7,559,130	(5,074,836)
(Increase) Decrease in *other current assets*	(4,015,538)	6,804,583
Increase (decrease) in current liabilities:	**(48,184,773)**	**(36,680,168)**
Increase (decrease) in due to related companies, related with operating activities	(65,171,000)	(34,824,333)
Increase (decrease) in accrued interest payable	1,570,887	4,779,610
Increase (decrease) in income tax payable, net	23,474,263	(1,742,728)
Increase (decrease) in other accounts payable related with non operating result	(9,093,103)	(6,825,355)
Increase (decrease) in value-added tax, net, and other	1,034,180	1,932,638
Income (loss) of minority interest	**597,491**	**2,404,216**

PHYSICAL STATISTICS

	I 2001	II 2001	III 2001	IV 2001	I 2002	II 2002
Total lines in service at the end of period	2,725,587	2,743,126	2,751,956	2,723,310	2,746,178	2,760,252
Average number of lines in service (quarterly)	2,713,195	2,734,712	2,745,657	2,752,968	2,734,366	2,752,418
Number of lines installed (1)	3,006,558	3,020,345	3,014,573	3,019,416	3,024,693	3,027,354
Lines per 100 Inhabitants	17.6	17.7	17.7	17.4	17.5	17.6
Public telephones in service at end of period	22,227	26,860	30,702	33,830	37,740	36,759
Effective minutes of local traffic measured by second (million)(2)	3,887	4,213	4,149	4,135	3,650	4,088
Local calls MLS (millions)	1,337	1,376	1,404	1,439	1,245	1,328
DLD voice traffic (thousands of minutes) - TCC network (3)	480,810	468,836	449,392	443,235	424,259	417,626
Outgoing ILD voice traffic (thousands of minutes) - TCC network (3)	36,752	37,427	36,058	37,254	35,980	36,368
Incoming ILD traffic (thosands of minutes) - TCC network (3)	63,623	63,449	68,860	72,765	71,234	78,061
Access charge traffic (thousands of minutes)	1,780,130	1,846,722	1,814,701	1,809,440	1,672,282	1,762,580
Number of pending applications	91,132	56,364	40,205	32,329	36,951	n.a.
Number of lines connected	91,622	99,033	68,593	71,371	71,898	93,617
Number of CTC's employees (end of period)	4,594	3,260	3,025	3,223	3,219	3,231
Number of subsidiaries' employees (end of period)	4,673	4,452	4,773	4,497	4,565	4,654
Number of cellular suscribers (end of period)	1,295,483	1,416,103	1,480,795	1,570,087	1,651,282	1,710,326

(1) Includes circuits and ISDN lines in order to indicate the real capacity of the network.

(2) According to the new Tariff Decree, since February 2000, the Company introduced a per second measurement of traffic

(3) The LD traffic of all carriers over Telefónica CTC Chile's network has been changed to effective minutes as measured per second, as traffic started to be accounted for in this way as of February 2000. Previously they were informed in rounded minutes.

ANNUAL VARIATION

	I 2001	II 2001	III 2001	IV 2001	I 2002	II 2002
Total lines in service at the end of period	4.6%	4.4%	3.4%	0.8%	0.8%	0.6%
Average number of lines in service (quaterly)	4.5%	4.5%	4.0%	2.7%	0.8%	0.6%
Numbers of lines installed	0.9%	1.2%	1.2%	1.0%	0.6%	0.2%
Lines per 100 Inhabitants	3.5%	3.5%	2.3%	-0.6%	-0.6%	-0.6%
Public telephones in service at the end of period	62.7%	100.4%	115.6%	77.1%	69.8%	36.9%
Effective minutes of traffic measured by second (million)	-1.6%	-1.2%	-3.0%	-5.2%	-6.1%	-3.0%
Local calls MLS (millions)	-9.0%	-11.7%	-7.1%	-5.5%	-6.9%	-3.5%
DLD voice traffic (thousands of minutes) - TCC network	-1.5%	2.1%	0.0%	-5.5%	-11.8%	-10.9%
Outgoing ILD voice traffic (thousands of minutes) - TCC network	-2.5%	2.8%	-2.2%	0.0%	-2.1%	-2.8%
Incoming ILD traffic (thosands of minutes) - TCC network	39.6%	17.2%	24.6%	6.5%	12.0%	23.0%
Access charge traffic (thousands of minutes)	20.4%	7.1%	-13.7%	-8.8%	-6.1%	-4.6%
Number of pending applications	170.0%	179.7%	89.8%	215.3%	-59.5%	n.a.
Number of lines connected	50.7%	42.3%	-2.4%	-18.7%	-21.5%	-5.5%
Number of CTC's employees (end of period)	-0.6%	-29.5%	-34.8%	-30.5%	-29.9%	-0.9%
Number of subsidiaries' employees (end of period)	-3.2%	-8.1%	3.0%	-2.5%	-2.3%	4.5%
Number of cellular subscribers (end of period)	7.5%	15.6%	28.3%	28.2%	27.5%	20.8%

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A.



By: ____________________

Julio Covarrubias F.
Chief Financial Officer

Date: August 2, 2002